UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ICBA Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

775 Ridge Lake Blvd., Suite 190

(No. and Street)

Memphis	**TN**	**38120**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	**678-525-0992**	ckinzer@brokerageconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC

(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jim Reber__ __, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ICBA Securities Corporation__ __, as of __12/31__ __, 2 024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTIAN PAUL
STATE OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

Christian Paul
Notary Public

Commission Expires Feb. 7, 2027

Signature: _Jim Reber_

Title:
President/CEO

CHRISTIAN PAUL
STATE OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

My Commission Expires Feb. 7, 2027

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ICBA Securities Corporation

Statements of Financial Condition

December 31, 2024

With Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d)(3)

under the Securities Exchange Act of 1934

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
ICBA Securities Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBA Securities Corporation (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

Whippany, New Jersey
March 27, 2025

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	917,527
Accounts receivable - program payments		133,352
Deferred tax		8,212
Prepaid expenses and other assets		24,498
Equipment, at cost, net of accumulated depreciation		7,964
Total assets	$	1,091,553

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Income tax payable due to parent	$	34,634
Due to related parties		23,742
Accrued expenses		40,514
Royalties payable:		
State independent banker associations		200,001
ICBA		41,613
Total liabilities		340,504

Stockholder's equity

Common stock, no par value; 100 shares authorized, issued and outstanding		70,000
Additional paid-in capital		65,000
Retained earnings		616,049
Total stockholder's equity		751,049
Total liabilities and stockholder's equity	$	1,091,553

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, Inc. (ICBACH), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides community banks with access to industry educational opportunities, marketing and promotes other services provided by ISN, and markets and promotes the brand of the Company's exclusively endorsed broker-dealer, Stifel Financial Inc. (Stifel). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

Exemption from Rule 15C3-3

The Company is subject to Rule 17a-5 of the SEC and, does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c-3, and relies on Footnote 74 of the SEC release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Financial Statement Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), pursuant to the rules and regulations regarding financial reporting of the SEC. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition, and revenues and expenses for the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less as cash and cash equivalents. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Revenue Recognition and Receivables

In accordance with ASU 606, *Revenue from Contracts with Customers*, the Company completed a five-step analysis in determining when and how revenue is recognized. Entities are required to (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new revenue standards significantly expand current disclosure requirements related to judgement associated with revenue recognition due to the importance placed on revenue by financial statement users.

Revenue from contracts with customers includes royalty revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether the constraints on variable consideration should be applied to uncertain future events.

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified, or the Company entered into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. Revenue from contracts with customers includes the program agreement and the expense sharing agreement.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company is under an agreement with Stifel, the program agreement, in which the Company earns a flat amount of program revenue annually, received monthly in relation to marketing of the program. The transaction price consists of the annual revenue amount of $1,600,000. The Company believes that the performance obligation is satisfied over the contract period and the revenue is recognized on the straight-line basis over the contract term. Revenue is recognized monthly when the program revenue is received, as performance obligations for both parties are satisfied with normal operating activities.

The Company also entered into a Commission Sharing and Referral Agreement with Stifel. The Company received referral fees during the year for two separate transactions performed by Stifel. The referral fee is earned upon the completion of a transaction facilitated through the Company's agreement. The transaction price consists of the referral fee paid to the Company. The company believes that the performance obligation was met in the current year as the referral transaction was completed prior to the end of the year, all other performance obligations associated with the arrangement have been satisfied and the amount of the referral fee has been determined. The revenue was recognized at the time the referral fees were received consistent with the fulfillment of the related performance obligations.

During 2024, the Company earned $1,600,000 in revenue from activities as a result of the program agreement with Stifel. In addition, the Company earned $5,685 in other revenue as a result of the referral program with Stifel.

The Company had receivables associated with revenue from contracts with customers at December 31, 2024 from the program agreement of $133,352.

The Company had receivables associated with revenue from contracts with customers at January 1, 2024 from the program agreement of $125,000 and from the expense sharing agreement of $18,958.

The Company has no contract assets or contract liabilities as of January 1, 2024 or December 31, 2024.

No additional disclosures are required to disaggregate revenue since revenue is disaggregated in the statement of operations.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loan receivables and held-to-maturity debt securities.   It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. The Company does not hold any loan receivables or debt securities and management has determined the off-balance sheet credit risk exposure is considered minimal.   The Company has not experienced any such losses, and as such, no reserve allowance is recorded on the books.

Income Taxes

The Company files as part of a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent Company, ICBACH, who is the taxpayer for income tax purposes. The Company makes payments to the parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statement of operations as "federal and state income taxes." In addition, the Company files its Tennessee state income tax return on a separate basis. Beginning in 2021, the Company files a D.C. consolidated income tax return with ICBA Consolidated Holdings Inc.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions and has not accrued the effect of any uncertain tax positions as of December 31, 2024. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rate for the year ended December 31, 2023, was 77.2% for federal tax purposes and .7% for state tax purposes. The statutory rate for federal taxes is 21% for the year ended December 31, 2024 and 6.5% for state taxes for the year ended December 31, 2024.

These effective rates differ from the statutory rates for permanent book to tax differences. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

As of December 31, 2024, the Company had a deferred income tax asset in the amount of $8,212.

Concentration of Risk
The Company derives 100% of its revenue from one customer whose accounts receivable represent 100% of the Company's total accounts receivable.   Management has identified other providers that would be able to provide these services if the single customer was unwilling or unable to provide services to the Company.

NOTE 2. RELATED-PARTY TRANSACTIONS

ISN has an Administrative Services Agreement with ICBA and its subsidiaries, for the provision of various administrative support including accounting, HR, IT, and other general administrative services. The agreement renews annually unless one party provides the other with written notice of nonrenewal at least 90 days prior to the end of the term.

ISN has charged the Company for administrative expenses paid for by ISN under the agreement, which totaled $415,504 for the year ended December 31, 2024.

ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program, marketing, and other administrative services. The amount charged as other direct expense relating to ISN totaled $17,779 for the year ended December 31, 2024. The amount charged as other direct expenses relating to ICBA totaled $488,063 for the year ended December 31, 2024.

ICBA and the Company have a license agreement for the use of the logo, approval of the use of the logo, as well as any promotional and advertising materials in exchange for a royalty payment of 15% of operating revenue as defined in the agreement. The agreement is for a term of two years that expires December 31, 2025, and automatically renews for an additional two-year term unless written notice by either party is provided within 90 days of the end of the term. The amount charged to expense totaled $74,686 for the year ended December 31, 2024.

On December 31, 2023, the Company had a related party payable due to ICBA in the amount of $31,397 for direct expense and $12,765 for license agreements resulting in a total amount of $44,162.

On December 31, 2023, the amount outstanding due to ISN was $23,418.

On December 31, 2024, the amount outstanding due to ICBA Payments was $267.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. The royalty is subjective and subject to certain adjustments and is paid semiannually. The amount charged to expense totaled $400,000 for the year ended December 31, 2024. On December 31, 2024 the Company had royalties payable in the amount of $200,001.

NOTE 4. REGULATORY REQUIREMENTS

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had net Capital of $577,023, which was $554,332 in excess of its required net capital of $22,701. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2024.

NOTE 5. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is referring members of Independent Community Bankers of America to Stifel, Nicolaus & Company, Incorporated for a referral fee. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominately in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to December 31, 2024 through March 27, 2025 which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require adjustment to, or disclosure in the financial statements.